UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  1-7797

PHH CORPORATION

(Exact name of registrant as specified in its charter)

3000 Leadenhall Road

Mt. Laurel, New Jersey 08054

(856) 917-1744

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share (“Common Stock”)

7.375% Senior Notes due 2019 (“2019 Senior Notes”)

6.375% Senior Notes due 2021 (“2021Senior Notes”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(d)	☐

Approximate number of holders of record as of the certification or notice date:  1 (Common Stock)

33 (2019 Senior Notes)

36 (2021 Senior Notes)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

PHH CORPORATION

Date:	October 15, 2018	By:	/s/ Robert B. Crowl
Name: Robert B. Crowl
Title: Chief Executive Officer